Exhibit 99.14

Aris Mining Corporation

(Formerly GCM Mining Corp.)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

(expressed in thousands of United States dollars)

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition for Aris Mining Corporation (formerly GCM Mining Corp.) (“Aris Mining” or the “Company”), is prepared as of November 14, 2022 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 (the “Interim Financial Statements”), as well as the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are available on Aris Mining’s website at www.aris-mining.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Additional information regarding Aris Mining, including its Annual Information Form (the “AIF”) for the year ended December 31, 2021 and dated March 31, 2022, as well as other information filed with the Canadian securities regulatory authorities, is available under the Company’s SEDAR profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the condensed consolidated Interim Financial Statements prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in thousands of United States dollars (“USD”), except as otherwise stated.

Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Business Overview

On September 26, 2022, GCM Mining Corp. (“GCM Mining”) and Aris Gold Corporation (“Aris Gold”) completed the business combination previously announced on July 25, 2022 (the “Aris Mining Transaction”). At closing, GCM Mining was renamed Aris Mining Corporation and Aris Gold amalgamated with 1373945 B.C. Ltd. to form Aris Mining Holdings Corp. (“Aris Holdings”), which is now a wholly owned subsidiary of Aris Mining.

•

Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 230,000 ounces of gold in 2021. Aris Mining also owns two advanced development projects, the Marmato Lower Mine expansion and the Toroparu Project, and is the operator and a 20% shareholder of the Soto Norte Project, with an option to increase to its ownership of Soto Norte to 50%. Aris Mining also owns the Juby Project, an advanced stage gold exploration project.

Aris Mining’s mining assets include:

•

Segovia Operations (Antioquia, Colombia): a high-grade underground mining district that produced 206,389 ounces of gold in 2021. Operations at Segovia have been ongoing for over 150 years and there is a well-established history of mineral resource and reserve replacement. The Segovia Operations include the purchase of mined material from small-scale miners, which are described in the Segovia Technical Report1 and represented about 16% of 2021’s gold production, as part of an industry-leading Colombian program for the integration of informal small-scale miners into the supply chain, with added environmental, social and security benefits. The Segovia Operations have recently completed the expansion of the Maria Dama processing facility to 2,000 tonnes per day (tpd) from 1,500 tpd. During 2022, the Segovia Operations are expected to produce between 215,000 and 230,000 ounces of gold and generate over $80 million of after-tax cash flow.

•

Marmato Mine (Caldas, Colombia)2: a historic producing underground gold mine currently undergoing a modernization and expansion program, which includes the construction of a new decline, mine workings, 4,000 tpd carbon in pulp processing plant and dry stack tailings facilities. The updated 2022 Pre-Feasibility Study disclosed in a news release dated November 14, 2022 estimates production of 162,000 ounces per year (oz/yr) from the

1 See section Qualified Person and Technical Information for the reference to the Technical Report

2 Acquired as part of the Aris Mining Transaction

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021 optimized Upper Mine and the Lower Mine expansion project over a nearly 20 year mine life. During 2022, the historic Upper Mine at Marmato is expected to produce approximately 26,000 ounces of gold (in line with production in 2021), while the site prepares for the Lower Mine expansion program expected to commence in 2023.

•

Soto Norte Project (Santander, Colombia)[2]: a large-scale feasibility stage underground gold project undergoing permitting and licensing. In April 2022, Aris Gold became the operator of the Soto Norte joint venture (Minesa) and initiated a new and reframed environmental permitting process which included re-orienting Minesa’s operating philosophy to prioritize delivery of a strategic plan to environmental licensing. The Feasibility Study disclosed in the Soto Norte Technical Report[2] estimates average gold production of 450,000 oz/yr over the steady state production years. Upon exercising its option to increase its joint venture ownership interest from 20% to 50%, the attributable gold production to Aris Mining would be 225,000 oz/yr3.

•

Toroparu Project (Cuyuni-Mazaruni, Guyana): an advanced stage, open pit and underground gold project with estimated average gold production of 225,000 ounces per year over a 24-year mine life, as described in the Preliminary Economic Assessment disclosed in the Toroparu Technical Report[3]. Located approximately 50 kilometres southwest of the recently constructed Aurora gold mine, Toroparu is one of the largest undeveloped gold projects in the Americas and provides Aris Mining with a foothold in the emerging and highly prospective Central Guiana Shear Zone. Prior to completion of the Aris Mining Transaction, the Toroparu Project was advancing with a singular focus on achieving first gold pour in Q1 2024 and $54.8 million of capital expenditures were completed during the nine months ended September 30, 2022 with plans to spent $38 million in Q4 2022. Aris Mining is currently reviewing the Toroparu Project, the project development plan, and the licensing and permitting process in Guyana. During this review period, Aris Mining has reduced planned expenditures.

•	Juby Project (Ontario, Canada)[2]: an advanced stage gold project with an open pit mineral resource located in the Abitibi greenstone belt.

Aris Mining has two operating mines, the Segovia Operations and the Marmato Upper Mine, and both are generating free cash flow to support the Company’s growth projects. In addition, Aris Mining has cash and cash equivalents of $325.7 million and access to $260 million of future project construction funding from Wheaton Precious Metals International (“WPMI”) from the precious metal streams on both the Marmato Mine and the Toroparu Project. The Aris Mining Transaction completed on September 26, 2022 has created a gold producer with increased diversification of operating and project development risk, an improved capital markets profile, and reduced overhead costs that form a strong base for further growth.

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Q3 2022 Highlights and Operating Results

•	Announcement and closing of the Aris Mining Transaction
o	On July 25, 2022, GCM Mining announced an agreement with Aris Gold to combine in an at-market transaction which was completed on September 26, 2022 with the formation of Aris Mining Corporation.
•	Operating results for the three (“Q3”) and nine months (“YTD”) ended September 30, 2022 are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gold sold (ounces)	53,411	50,171	160,940	158,326
Average realized gold price ($/ounce sold)	1,739	1,784	1,819	1,798
Cash costs ($/ounce sold) [1]	743	805	793	785
AISC ($/ounce sold) [1]	1,155	1,161	1,136	1,107
Income from mining operations ($’000)	39,826	35,061	122,211	119,359
EBITDA[1]	(22,831)	50,499	84,119	248,232
Adjusted EBITDA[1]	31,821	41,973	120,478	138,671
Net earning (loss) ($’000)	(48,350)	25,258	(4,147)	173,362
Earnings (loss) per share – basic ($)	(0.48)	0.26	(0.04)	2.32
Adjusted earnings ($‘000)[1]	19,979	28,789	80,576	104,102
Adjusted earnings per share – basic ($)[1]	0.20	0.29	0.82	1.34
Additions to mining interests ($‘000) [1]	37,007	17,168	95,837	44,557

			September 30,	December 31,
Balance sheet, as at ($000s)			2022	2021
Cash and cash equivalents			325,743	323,565
Total assets			1,261,456	998,385
Total long-term debt			376,576	314,266

1. Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earnings and additions to mining interests. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

o	Gold sold totaled 53,411 ounces in Q3 2022, up 6% over the same quarter last year. Gold sold totaled 160,940 ounces YTD 2022, representing a 2% increase from the same period in 2021.
o	During Q3 2022, the Company completed of the expansion of the Maria Dama processing plant at the Segovia Operations to 2,000 tpd from the previous capacity of 1,500 tpd.
o

Cash costs per ounce sold decreased by 8% in Q3 and remained steady in YTD 2022 compared to the same periods in 2021, driven largely by the number of ounces sold in each respective period, with overall production costs remaining in line with 2021.

o	Following the completion of the Aris Mining Transaction, the Company has $325.7 million in cash and cash equivalents, with access to an additional $260 million in future funding from WPMI.
o	Income from mining operations was up 14% in Q3 2022 to $39.9 million over the same period in 2021, while increasing by 2% to $122.2 million YTD over 2021.
o

Related to the Aris Mining Transaction, net earnings for Q3 and YTD 2022 included $21.7 million for acquisition and restructuring costs, as well as a revaluation of the investment in Aris Gold to an acquisition price of $28.2 million based on GCM Mining’s 44% equity interest in Aris Gold to bring the investment to its fair value up to the date of the Aris Mining Transaction.

o

Adjusted EBITDA for Q3 and YTD 2022 was $31.8 million and $120.5 million respectively. Adjusted earnings decreased by 31% and 23% in Q3 and YTD 2022 respectively over the same periods in 2021, driven largely by the increased costs associated with the Company’s ongoing arbitration proceedings with the International Centre for Settlement of Investment Disputes in respect of its claim against the Republic of Colombia, and losses realized from equity accounted for investees.

•	Advancement of the Marmato Lower Mine Project included[2]:
o	advancing the El Higuerón ventilation decline, which is on track for completion at the end Q1 2023;
o	finalizing updates to the Environmental Management Plan (“PMA”), to support the permitting process for critical path Lower Mine construction set to commence in 2023;

2 Activities executed under Aris Gold prior to Aris Mining Transaction

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

o

receiving approval on November 3, 2022 of the PTO (long-term technical operations concept) by the Agencia Nacional de Minería (“ANM”), as a progressive step toward fully-permitting the expansion project;

o

completed the construction of the 200-person camp, which is expected to be commissioned in Q4, to complement the existing 800-person camp and provide additional accommodations for the expansion project;

o	advancing negotiations with the local power authorities to secure the connection to the local electricity grid, with the anticipated timing and capacity meeting the needs of the project;
o	completing the FEL3 engineering design, cost and completion schedule – with detailed engineering and procurement to commence in Q4 2022; and
o

Working with independent consultants to complete updated mineral resource and reserves estimates and a Preliminary Feasibility Study (“2022 PFS”) for the Marmato expansion project, was finalized in Q4 2022.

•	Continued optimization work at the Marmato Upper Mine, including[2]:
o	an enhanced focus on underground development to increase stope availability and further development of a second shaft to increase ore and waste hoisting capacity;
o	improvements to the hydraulic backfilling system;
o	continuing the refurbishment of the Allis Chalmers mill, expected to be completed in Q4 2022; and
o	modifying the mechanized mining methods to decrease stope widths and further reduce dilution.
•	Advancement of the Toroparu Project:
o

The Company incurred $20.0 million and $54.8 million in expenditures during Q3 and YTD 2022 respectively in connection with the Toroparu Project, with a primary focus on advancing the project to achieve first gold pour in Q1 2024. Aris Mining is currently reviewing the Toroparu Project, the project development plan, and the licensing and permitting process in Guyana.

o	Aris Mining management continues to advance the mining license application submitted to regulators in Guyana in early 2022.
•	Advancement of the Soto Norte Project[2]:
o

Aris Mining restructured the Minesa ‘operating system’ by re-orientating around a project/critical path focused approach to achieve environmental licensing. This includes improved collaboration and visibility across functional teams.

o	Aris Mining has supported Minesa with new engagement with government, ANM and Autoridad Nacional de Licencias Ambientales (“ANLA”).
o	Aris Mining has also introduced additional scope in local, regional and national communications strategies.
o	Minesa continues with the environmental and technical studies required to support a new Environment and Social Impact Assessment (“ESIA”) application.

2 Activities executed under Aris Gold prior to Aris Mining Transaction

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Outlook

Aris Mining has established a strong group of high-quality mining assets the combines free cash flow generation from current operations, attractive large-scale development projects with long mine lives and growth potential from exploration upside, and early-stage exploration opportunities. In addition to free cash flow generation, Aris Mining has cash and cash equivalents of $325.7 million and access to $260 million of future project construction funding.

Following the completion of the Aris Mining Transaction, management is focused on the integration and streamlining of operations in Colombia with offices in Bogota and Medellin now providing centralized services. GCM Mining’s corporate office in Toronto has been closed and transitioned to Aris Mining’s corporate office in Vancouver. A new corporate affairs team at Aris Mining is developing a strategy to extend the successful strategies of working with artisanal small-scale miners developed at the Segovia Operations to other assets within the group, including Soto Norte.

With the completion of the expansion of the Maria Dama processing facility, Aris Mining expects to meet its 2022 production guidance at the Segovia Operations of 210,000 to 225,000 ounces of gold. The Company anticipates producing 5,000 to 6,000 ounces of gold from the Marmato Upper Mine in Q4 2022, bringing full year production to approximately 26,000 ounces (in line with 2021) and consolidated group production to between 215,000 to 230,000 ounces of gold. The Marmato Upper Mine is expected to complete the expansion of its processing facility to 1,250 tpd during Q4 of 2022, which is delayed due to a delay in the delivery of critical parts to the site.

Aris Mining continues to seek growth opportunities via business combinations and the acquisition of producing mines or advanced development-stage projects.

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Acquisition of Aris Gold Corporation

On September 26, 2022, the Company completed the acquisition of all the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares to the former shareholders of Aris Gold. Additionally, the Company replaced the Aris Gold options, warrants, performance share units (“PSUs”) and deferred share units (“DSUs”) with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

For purposes of accounting for the transaction, Aris Mining has been identified as the acquirer in the Aris Mining Transaction and the Company has accounted for the transaction as a business combination. The Aris Mining Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the statement of income (loss) and comprehensive income (loss).

On completion of the Aris Mining Transaction, Aris Gold became a wholly owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (“Acquisition Date”).

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration[1]	$90,319
Option consideration[2]	2,073
Listed and Unlisted Warrant consideration (“Aris Gold Warrants”) [3,4]	8,813
PSU and DSU consideration[5]	1,106
Fair value of interest in Aris Gold immediately prior to the acquisition
Share in Aris Gold[6]	73,711
Listed and Unlisted Warrants in Aris Gold[9,10]	3,432
Convertible Debenture[8]	35,000
Aris Gold gold-linked notes[7]	9,147
Total consideration	$223,601
1.	The fair value of 38,420,697 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.
2.

The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

3.	The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.
4.

The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

5.

The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Aris Mining share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.

6.	The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold C$1.64 per share immediately prior to the Acquisition Date.
7.	The fair value of the Aris Gold gold-linked notes was determined using the trading price of the notes on the Acquisition Date.
8.

The fair value of the convertible note was determined as the face value at the time of settlement, concurrent with the closing of the transaction. 9. The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.

10.

The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

In accordance with the acquisition method of accounting, the total consideration cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the Acquisition Date. Except for the Juby Project, the preliminary fair values of mineral properties, deferred revenues, and long-term debt were estimated using discounted cash flow models, and the preliminary fair values of plant and equipment were estimated using a replacement cost approach. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions.

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Purchase price:
Cash and cash equivalents	$95,526
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	260,320
Investment in associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(71,493)
Reclamation liability	(1,318)
Deferred revenue	(59,596)
Deferred consideration (Note Payable)	(49,477)
Deferred tax liability	(51,402)
Other liabilities	(344)
Fair value of net assets acquired	$223,601

The Company retained an independent appraiser to determine the fair value of assets acquired and liabilities assumed. As of the date of these condensed consolidated interim financial statements, the allocation of the Aris Acquisition purchase price has not been finalized as there has not been sufficient time to complete the valuation process. As of the date of this MD&A, the allocation of the Aris Mining Transaction purchase price has not been finalized. Mineral properties, deferred revenues, investments in associates, inventories, plant and equipment, reclamation liability and deferred taxes are all subject to change. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

Operations Review

	Three months ended September 30,			Nine months ended September 30,

Operating Information	2022	[2]	2021	2022	[2]	2021
Tonnes of ore processed (t)	165,258		136,796	455,657		412,994
Average gold grade processed (g/t)	11.42		12.61	11.95		12.66
Recoveries (%)	90.1%		89.9%	90.1%		89.9%
Gold produced (ounces)	54,630		49,848	157,571		153,532
Gold sold (ounces)	53,411		50,171	160,940		158,326
Cash costs (($ per oz sold)) [1]	743		805	793		785
AISC ($ per oz sold) [1]	1,155		1,161	1,136		1,107
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.

Following the close of the Aris Mining Transaction on September 26, 2022, consolidated revenue for Q3 and YTD as presented for Aris Mining includes revenue from the assets acquired of $nil million. Consolidated net income for Q3 and YTD includes net loss from legacy Aris Gold assets of $0.1 million. Accordingly operating information for the Marmato Mine is not included in the analysis given the negligible activity between the close of the transaction and September 30, 2022.

Gold production at the Segovia Operations of 54,630 ounces in Q3 of 2022 reflected a 10% increase over the same period in 2021 driven primarily by increased throughput. The Company completed the expansion of the processing plant at the Segovia Operations to 2,000 tpd and in Q3 2022, achieved a daily processing rate of 1,922 tpd. This reflected an increase in total tonnes processed of 21% over Q3 2021. Grades for Q3 2022 averaged 11.42 g/t, a decrease of 9% over the average of 12.61 g/t over the same period in 2021.

For the nine month period ending Q3 2022, the Company produced 157,571 ounces of gold at its Segovia Operations, up 3% from the same period in 2021. The Company processed 455,657 tonnes YTD in 2022, reflecting an increase in total tonnes processed of 10% over the same period 2021, as well as a 10% increase in the daily processing rate to 1,787 tpd from 1,620 tpd over the same period. Grades for YTD 2022 averaged 11.95 g/t, a decrease of 6% over the average of 12.66 g/t over the same period in 2021.

Cash costs per ounce sold3 in Q3 2022 decreased 8% over the same period in 2021, primarily due to increased gold sold, while the associated costs remained steady. YTD 2022, cash costs increased 1% over Q3 2021, reflecting the marginal increase in overall cash costs, partially offset by higher gold sales compared to the corresponding period in 2021.

3 Refer to the Non-IFRS Measures section for full details on cash costs per ounce, AISC and AISC ($ per oz sold).

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

All-in sustaining costs (“AISC”)3 per ounce sold remained steady in Q3 2022 and YTD against the corresponding periods in 2021. AISC was impacted by increases of $3.4 million (11%) in sustaining capital investments and $1.1 million (13%) in social contributions compared to the corresponding period in 2021; however the effect of this was offset by the increased gold sold.

The table below lays out the overall production for the Company by source of material for the three and nine months ended September 30, 2022 and the corresponding period for 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022[4]	2021	2022[4]	2021
Segovia Operations
Company mines[1]
Tonnes of ore processed (t)	137,353	110,229	378,282	336,145
Average gold grade mined (g/t)	11.59	13.03	12.09	13.15
Gold produced (ounces)
El Silencio	23,839	18,440	64,169	58,354
Providencia	13,778	17,342	42,700	54,650
Sandra K	7,008	5,456	21,397	14,332
Carla	1,471	235	4,119	416
Total gold produced (ounces)	46,096	41,473	132,384	127,752
Other small-scale mines[2]
Tonnes of ore processed (t)	27,904	26,567	77,374	76,849
Average gold grade mined (g/t)	10.56	10.89	11.25	10.51
Gold produced (ounces)	8,534	8,375	25,210	23,352
Total for Segovia
Tonnes of ore processed (t)	165,258	136,796	455,657	412,994
Tonnes processed per day (tpd)	1,922	1,591	1,787	1,620
Average gold grade processed (g/t)	11.42	12.61	11.95	12.66
Gold recovery (%)	90.1%	89.9%	90.1%	89.9%
Gold produced (ounces)	54,630	49,848	157,571	151,104
Marmato Mine[3]
Total gold produced (ounces)	-	-	-	2,428
Total gold produced (ounces)	54,630	49,848	157,571	153,532

1.	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s mineral reserve and mineral resource estimates.
2.

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s mineral reserve and mineral resource estimates.

3.

The Marmato Mine data in the first quarter of 2021 represents operating results prior to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Mining Transaction on September 26, 2022.

4.

Following the close of the Aris Mining Transaction on September 26, 2022, consolidated revenue for Q3 and YTD as presented for Aris Mining includes revenue from the assets acquired of $nil million. Consolidated net income for Q3 and YTD includes net loss from legacy Aris Gold assets of $0.1 million. Accordingly operating information for the Marmato Mine is not included in the analysis given the negligible activity between the close of the transaction and September 30, 2022.

Production from company and contractor operated areas within the Segovia Operations increased 11% and 4% in Q3 and YTD 2022 respectively over the same periods in 2021. The higher production was driven largely by an increase in throughput of 25% and 13% respectively for Q3 and YTD 2022, offset marginally by lower average grades compared to the same periods in 2021.

Small-scale mining operations contributed 8,534 ounces and 25,210 ounces to the Company’s production in Q3 and YTD 2022 respectively, representing an increase of 2% and 8% respectively over the same periods in 2021. Overall, small-scale mining operations accounted for 16% of the overall production of the Company for Q3 and YTD 2022 – in line with the corresponding periods in 2021 (Q3 2021: 17%, Q3 YTD 2021: 15%).

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Additions to mining interests, plant and equipment in the Condensed Consolidated Interim Financial Statements can be broken down between sustaining and non-sustaining capital expenditures as follows:

	Three months ended September 30,		Nine months ended September 30,
($’000)	2022	2021	2022	2021
Sustaining capital
Segovia Operations	15,240	10,979	34,938	30,868
Marmato Upper Mine[1]	-	-	-	689
Total	15,240	10,979	34,938	31,557
Non-sustaining capital
Segovia Operations	1,720	3,986	6,102	9,461
Marmato Lower Mine[1]	-	-	-	1,186
Toroparu Project[2]	20,047	2,203	54,797	2,353
Total	21,767	6,189	60,899	13,000
Additions to mining interest, plant and equipment	37,007	17,168	95,837	44,557

1.

The Marmato Mine data in the first quarter of 2021 represents operating results prior to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Transaction on September 26, 2022.

2.	The 2021 expenditures related to the Toroparu Project reflect those incurred from June 4, 2021, the date on which the Company became owners of the project.

Sustaining capital expenditures of $34.9 million at the Segovia Operations YTD 2022 included:

•	$11.0 million under the Company’s ongoing exploration and mine geology campaigns at its four operating mines, including approximately 62,000 metres of drilling;
•	$11.0 million for ongoing mine development;
•	$5.7 million for additional underground equipment and infrastructure improvements at the Company’s four mines;
•	$1.1 million of improvements at the Maria Dama processing plant;
•	$1.2 million for environmental initiatives including construction on Phase 2 of the tailings storage facility; and
•	$0.9 million of expenditures associated with security upgrades of the Segovia Operations site.

Non-sustaining capital expenditures at the Segovia Operations YTD 2022 included:

•	$3.6 million for approximately 24,000 metres of drilling completed under the brownfield exploration program, primarily focused on the Cristales, Manzanillo, Marmajito, and Vera veins;
•	$1.7 million related to projects to expand the capacity of the Maria Dama processing plant to 2,000 tpd, including additional crushing and blending facilities; and
•	$0.7 million related to the Company’s implementation of a new ERP system.

The Company incurred $54.8 million of non-sustaining capital expenditures YTD 2022 in connection with its investment in the Toroparu Project in Guyana. Aris Mining is currently reviewing the Toroparu Project, the project development plan, and the licensing and permitting process in Guyana. During this review period and while the resulting development plan is fully defined, Aris Mining has reduced major construction activities. In early 2022, the Company submitted an amended application for a large-scale mining license incorporating the open pit and underground mine operating plan as contained in the Toroparu Project preliminary economic analysis announced by the Company on December 1, 2021 and filed on SEDAR on February 7, 2022. Aris Mining is continuing to support the approval process for the mining license.

Page | 10

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Summary of Financial Performance

	Three months ended September 30,		Nine months ended September 30,
($’000)	2022	2021	2022	2021
Revenue	$93,909	$90,716	$296,602	$288,988
Cost of sales	(43,777)	(44,577)	(140,921)	(138,181)
Depreciation and depletion	(7,131)	(7,761)	(24,332)	(23,375)
Social contributions	(3,175)	(3,317)	(9,138)	(8,073)

Income from mining operations	39,826	35,061	122,211	119,359

Acquisition and restructuring costs	(21,648)	-	(21,648)	(9,817)
General and administrative costs	(5,700)	(2,915)	(14,502)	(8,545)
Gain on loss of control of Aris Gold	-	-	-	56,886
Revaluation of Aris Gold to acquisition price	(28,217)	-	(28,217)	-
Loss on derecognition of assets	(1,311)	-	(1,311)	-
Gain on sale of shares of Titiribi	-	-	-	8,913
Income (loss) from equity accounting in investees	(6,985)	2,066	(9,112)	4,482
Share-based compensation	(1,633)	(777)	(1,693)	(698)
Other expenses	(1,140)	-	(1,140)	-

(Loss) income from operations	(26,808)	33,435	44,588	170,580
(Loss) gain on financial instruments	(4,668)	7,743	13,246	52,067
Finance income	1,804	373	3,883	980
Interest and accretion	(6,515)	(5,796)	(19,453)	(12,174)
Foreign exchange gain (loss)	1,514	1,560	1,953	2,210

(Loss) earnings before income tax	(34,673)	37,315	44,217	213,663
Income tax (expense) recovery
Current	(16,858)	(14,298)	(52,836)	(41,059)
Deferred	3,181	2,241	4,472	758

Net (loss) earnings	(48,350)	25,258	(4,147)	173,362
Attributed to shareholders of the Company	$(48,350)	$25,258	$(4,147)	$179,620
Non-controlling interest	-	-	-	(6,258)

(Loss) earnings per share – basic	$(0.48)	$0.26	$(0.04)	$2.32
(Loss) earnings per share – diluted	$(0.48)	$0.20	$(0.18)	$1.54

Revenue increased for both Q3 and YTD, driven by a 6% increase in gold sold, partially offset by a decrease in the average gold price realized of 3% to $1,739 per ounce sold (Q3 2021: $1,784 per ounce sold). The increase in revenue YTD 2022 was a result of a 2% increase in ounces sold, as well as a 1% increase in the average gold price realized to $1,819 per ounce sold (Q3 YTD 2021: $1,798 per ounce sold).

The cost of sales year on year for both Q3 and YTD increased marginally as a result of higher operating costs related to, among other things, a temporary shift toward a higher cost electricity source while a transformer at the lower cost electricity source was being repaired, and a general increase in maintenance associated with older underground mine equipment, the delivery of mechanized equipment to the Carla mine, and additional headcount required to support these activities.

In Colombia, inflation reached 11.44% at the end of September 2022, compared to 4.51% at the end of September 2021. During the same period, the US dollar strengthened against the Colombian Peso (“COP”) from USD1:COP3,804 on September 30, 2021 to USD1:COP4,532 on September 30, 2022. The strengthening US dollar partially subdued the impact of inflation on the cost of production inputs for the Segovia Operations during Q3 and Q3 YTD 2022.

Page | 11

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

As a result of the Aris Mining Transaction, the Company incurred $21.6 million in costs related to acquisition and restructuring in Q3 of 2022. These costs comprised $17.7 million in termination and change of control payments to former management of GCM Mining and $3.9 million in fees and other acquisition-related costs. YTD 2021, the Company incurred costs of $9.8 million related to the change of control payments due to the previous management following the sale of Aris Gold, of which $8.8 million was paid at closing in February 2021.

The gain realized on the loss of control of Aris Gold in the nine month period ending September 30, 2021 was as a result of the derecognition of related assets, liabilities and non-controlling interest related to Aris Gold on February 4, 2021. The gain represented the fair value of the investment on February 4, 2021, less the net assets of Aris Gold, non-controlling interest and accumulated foreign currency translation adjustments.

As a result of the Aris Mining Transaction, the Company revalued its investment in Aris Gold to acquisition price in Q3 2022 prior to the closing of the transaction resulting in a $28.2 million non-cash loss, representing the difference between the carrying value of the equity investment of Aris Gold with accumulated foreign currency translation adjustments and the fair value of the equity investment on the valuation date of September 26, 2022. Refer to the Acquisition of Aris Gold Corporation. section for further details.

The Company has a number of financial instruments which incur changes in fair value from quarter to quarter, largely driven by market volatility affecting share prices used as inputs in the valuation of warrants, and are recognized at fair value through profit and loss. In Q3 of 2022, the Company recorded a loss on financial instruments of $4.7 million compared with a gain on financial instruments of $7.7 million in the same period in 2021. This brought the net gain on financial instruments YTD 2022 to $13.2 million compared with $52.1 million over the same period in 2021. The major components of the gain/(loss) on financial instruments in the current and prior year are outlined below:

	Three months ended September 30,		Nine months ended September 30,
USD’000	2022	2021	2022	2021
Financial Assets
Aris Gold unlisted warrants held by the Company	(628)	(627)	(1,078)	(1,990)
Aris Gold listed warrants held by the Company	(1,728)	(1,766)	(3,124)	(5,149)
Aris Gold debenture	891	-	-	-
Denarius warrants held by the Company	(1,021)	798	(4,328)	708
Other financial assets	802	(273)	(488)	1,329
	(1,684)	(1,868)	(9,018)	(5,102)
Financial Liabilities
Gold notes	(61)	1,876	(61)	3,014
Convertible debentures	(241)	415	4,570	9,027
Unlisted warrant liability	(137)	3,690	5,994	20,702
Listed warrant liability	(2,545)	3,630	11,761	26,869
Other financial liabilities	-	-	-	(2,443)
	(2,984)	9,611	22,264	57,169
Total	(4,668)	7,743	13,246	52,067

Interest and accretion charges for Q3 and YTD 2022 related primarily to interest expenses for the Senior Notes and other financings, and fees associated with those financings and accretion of provisions. A breakdown of those charges for Q3 and YTD 2022 and 2021 is outlined below:

	Three months ended September 30,		Nine months ended September 30,
USD’000	2022	2021	2022	2021
Interest expense	$5,456	$3,546	$16,385	$5,944
Gold premium payment	-	800	-	3,332
Applicable Premium on early redemption of Aris Gold notes	-	744	-	1,157
Financing fees	-	-	-	149
Accretion of senior notes	583	335	1,716	335
Accretion of lease obligations	172	85	376	301
Accretion of provisions	304	286	976	956
Total	$6,515	$5,796	$19,453	$12,174

Page | 12

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Summary of Quarterly Results
	For the three months ended
Quarterly results	Sep 30, 2022	June 30, 2022	March 31, 2022	Dec 31, 2021
Revenue ($000s)	93,909	101,371	101,322	93,623
Gold sold (ounces)	53,411	53,884	53,645	51,716
AISC ($ per oz sold) [1]	1,155	1,180	1,072	1,211
Earnings from mine operations ($000s)	39,826	39,352	43,033	33,895
Net earnings (loss) ($000s)	(48,350)	38,965	5,238	6,606
Earnings (loss) per share – basic ($)	(0.48)	0.40	0.05	0.07
Earnings (loss) per share – diluted ($)	(0.48)	0.15	0.05	0.07
	For the three months ended
Quarterly results	Sep 30, 2021	June 30, 2021	March 31, 2021	Dec 31, 2020
Revenue ($000s)	90,716	96,353	101,919	99,673
Gold sold (ounces)	50,171	52,838	55,317	52,478
AISC ($ per oz sold) [1]	1,161	1,055	1,109	1,318
Earnings from mine operations ($000s)	35,061	42,583	41,715	39,632
Net earnings (loss) ($000s)	25,258	29,799	118,305	(51,275)
Earnings (loss) per share – basic ($)	0.26	0.41	2.02	(0.59)
Earnings (loss) per share – diluted ($)	0.20	0.28	1.28	(0.59)
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Over the trailing eight quarters of results, earnings from mine operations have consistently remained in the $34 million to $43 million band, driven by consistent gold sales of 90,000 and 102,000 ounces per quarter. Net earnings (loss) and earnings (loss) per share fluctuated throughout the last eight quarters, significantly impacted by the revaluation of financial instruments between periods, non-recurring acquisition and restructuring costs, and gains and losses from fair value charges to investments related to acquisitions and divestments.

Page | 13

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Summary of Financial Condition
	Balance as of
($000s)	September 30, 2022	December 31, 2021

ASSETS

Current
Cash and cash equivalents	$325,743	$323,565
Gold bullion	836	4,479
Inventories	26,698	29,566
Prepaid expenses and deposits	26,384	22,412
Cash and cash equivalents	4,228	1,946
	383,889	381,968
Non-current
Cash in trust	727	783
Mining interests, plant and equipment	757,501	455,778
Investment and other assets	117,751	159,856
Other non-current assets	1,588	-
Total assets	$1,261,456	$998,385
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$53,251	$35,213
Income tax payable	14,203	15,739
Note payable	49,477	-
Current portion of long-term debt	10,441	8,135
Current portion of deferred revenue	1,725	-
Current portion of provisions	1,492	1,662
Current portion of lease obligation	2,671	1,718
Amounts payable related to acquisitions of mining interests	1,683	1,848
	134,943	64,315
Non-current
Long-term debt	366,135	306,131
Warrant liabilities issued by the Company	21,406	32,195
Non-current portion of deferred revenue	141,871	84,000
Provisions	19,702	22,655
Deferred income taxes	57,244	8,476
Lease obligation	4,262	2,087
Other non-current liabilities	557	-
Total liabilities	746,120	519,859
Total liabilities and shareholders’ equity	$1,261,456	$998,385

Liquidity and capital resources

Aris Mining’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Marmato Lower Mine and Toroparu Projects, and pursue accretive acquisition opportunities. Aris Mining intends to finance any potential acquisitions with a prudent combination of debt and equity.

Aris Mining had a working capital surplus of $248.9 million at September 30, 2022 (December 31, 2021: $317.7 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Mining currently generates sufficient cash flow from operations in the Segovia Operations and the Marmato Upper Mine to sustain ongoing operations. The Company, is however, also in a growth phase and has increased spending on its mining interests and plant and equipment in the last two years, triggered by various optimization and exploration activities at the Segovia Operations and investments in non-sustaining capital cots at the Toroparu Projects. The Company expects this phase of growth to continue as it advances both the Marmato Lower Mine and the Toroparu Project.

Page | 14

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

The cash generated by the Company in Q3 2022 is laid out in the table below:

Quarterly cash flow generation

($000s)	3 months ended Sept 30, 2022	9 months ended Sept 30, 2022
Gold Revenue	92,869	292,803

Total cash cost[1]	(39,694)	(127,571)
Royalties[1]	(3,043)	(9,551)
Social contributions[1]	(3,175)	(9,138)
Sustaining capital[1]	(15,799)	(36,534)
All in sustaining cost (AISC) [1]	(61,711)	(182,794)

AISC Margin	31,158	110,009

Toroparu capital spend[1]	(20,047)	(51,011)
Segovia non sustaining capital[1]	(1,720)	(6,102)
Free cash flow from operations after expansion capital	9,391	52,897

Taxes paid[2]	(7,548)	(53,911)
General and administration expense[2]	(5,700)	(14,502)
Dividends paid and share buy backs[2]	(3,398)	(13,444)
Interest and financing costs[2]	(10,605)	(21,482)
Changes in working capital and other	4,224	13,743
Free cash flow (before acquisition costs)	(13,636)	(36,700)

Aris Gold cash acquired[2]	95,526	60,526
Acquisition and restructuring costs[2]	(21,648)	(21,648)
Net change in cash[2]	60,242	2,178

Opening balance at beginning of quarter	265,501	323,565
Closing balance at end of quarter	325,743	325,743
1.

Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site. Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

2.	As presented in the Condensed Consolidated Interim Financial Statements and notes for the respective periods.

Working Capital requirements of the Company are met through the cash flow generated by the ongoing operations, with the surplus cash flow reinvested into expansionary capital projects in the business. Key components of Aris Mining’s operating working capital at September 30, 2022 include:

•	Cash and cash equivalents: $325.7 million, which has remained flat from the $323.6 million at the end of 2021.
•

Note payable of $49.8 million acquired as part of the Aris Mining Transaction related to the deferred consideration owed to MDC Industry Holding Company LLC (“Mubadala”) for the 20% interest acquired in the Soto Norte Project. The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million.

•

Current portion of long-term debt: $10.4 million, representing an increase from $8.1 million at year end 2021 to reflect the principal repayments on the various financings that the Company will settle in the next 12 months.

•

Accounts receivable: $26.7 million, which decreased from $29.6 million at the end of 2021, driven in part by the receipt of outstanding value-added tax claims owed to the Company by the Colombian tax authorities.

•	Inventories: $26.4 million, which increased from $22.4 million at the end of 2021, driven mostly by the mineral inventory and consumables acquired as part of the Aris Mining Transaction.
•

Accounts payable and accrued liabilities: $53.3 million, which increased from the $35.2 million at the end of 2021 as a result of the accounts payable and accrued liabilities acquired as part of the Aris Mining Transaction.

•

Other changes in working capital from normal operating activities included an increase in prepaid expenses and deposits of $2.2 million, and an increase of $1.7 million in the current portion of deferred revenue – both as a result of the Aris Mining Transaction.

Page | 15

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

The net change in cash position at September 30, 2022 compared to December 31, 2021 was an increase of $2.2 million, attributable to the following components of the statement of cash flows during the period:

•	Aris Mining’s operating inflow before tax payments was $117.9 million YTD (2021: inflow of $120.6 million). The inflow was attributable to the positive income from mining operations.
•

Investing activities net outflows were $20.8 million YTD (2021: outflows of $205.1 million), which comprised an outflow of $84.4 million for sustaining and non-sustaining capital expenditures (2021: $41.5 million), as well as an inflow of $95.5 million related to the cash acquired as part of the Aris Mining Transaction. Further outflows during the same period in 2021 included an outflow of $151.4 million related to the reduction in cash resources from the initial loss of control of Aris Gold in Q1 of 2021.

•

Financing activities resulted in outflows of $36.1 million YTD (2021: inflow $366.5 million), related primarily to the payment of $21.5 million in interest, and dividends on common shares of $10.4 million. Prior year inflows were driven in the majority by cash received from the Senior Notes financing ($286.2 million) and the release of cash in escrow in connection with the Aris Gold Notes and subscription receipts of Aris ($131.4 million), offset partially by a $40.0 million repayment of Aris Gold Notes, including gold premium.

Contractual Obligations and Commitments

Aris Mining’s contractual obligations and commitments at September 30, 2022 were as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$69,136	$-	$-	$-	$69,136
Deferred consideration for Soto Norte	53,750	-	-	-	53,750
Reclamation and closure costs	273	896	4,434	13,339	18,942
Lease payments	4,016	2,136	613	1,383	8,148
Gold-linked notes-principal	7,389	28,693	31,770	-	67,851
Gold-linked notes-interest	4,835	7,177	2,441	-	14,453
Gold-linked notes-premium	1,794	8,214	9,771	-	19,779
Senior unsecured notes	20,625	41,250	320,625	-	382,500
Convertible Debentures	1,047	13,606	-	-	14,653
Other purchase and contractual commitments[1]	1,637	2,408	-	55,400	59,445
Total	$164,502	$104,380	$369,654	$70,122	$708,657
1.

Other purchase and contractual commitments include all contractual agreements to purchase goods or services that are enforceable and legally binding on the company, including expenditures required to comply with current mining and exploration license requirements funded through current working capital.

Aris Mining’s current silver and gold production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of the respective WPMI streaming agreements (see the Significant Financings section for details on each of the agreements).

Liquidity risk

Associated with the contractual obligations and commitments laid out above, the Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2022. In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

Page | 16

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Outstanding Share Data

As of November 14, 2022, Aris Mining had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	136,057,661
Stock options	N/A	10,998,166	7,382,245	CA$2.55 - CA$6.88	2022 to 2027

Aris Mining Warrants	ARIS.WT.B	10,064,255	10,064,255	C$2.21	April 30, 2024
	Unlisted	3,260,870	3,260,870	C$5.40	November 5, 2023
	Unlisted	7,142,857	7,142,857	C$6.50	February 6, 2023

Gold X Warrants[1]	Unlisted	2,046,500	1,421,908	C$5.76	October 12, 2022
	Unlisted	154,590	107,409	C$5.76	January 23, 2023
	Unlisted	2,665,500	1,851,989	C$4.61	July 20, 2023
	Unlisted	1,190,750	827,333	C$1.90	June 12, 2024
	Unlisted	3,214,125	2,233,174	C$4.03	August 27, 2024

Aris Gold Warrants[2]	ARIS.WT.A	58,168,755	29,084,377	C$5.50	July 29, 2025[3]
	Unlisted	118,050	59,025	C$4.00	December 19, 2023
	Unlisted	3,300,000	1,650,000	C$6.00	December 19, 2024

Convertible Debentures	Unlisted	C$18,000,000	3,789,473	C$4.75	April 5, 2024
Senior Notes	N/A	$300,000,000	N/A	N/A	August 9, 2026
1.	Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.6948 Aris Mining share for each Gold X Warrant.
2.	Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.5 Aris Mining share for each Aris Gold Warrant.
3.	Pursuant to the Aris Mining Transaction, Aris Gold Warrants are convertible into common shares of Aris Mining.

Significant Financings

Senior notes

On August 9, 2021, the Company issued $300 million face value of senior unsecured notes of the Company (the “Senior Notes”) for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes. Prior to August 9, 2023, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus a “make-whole” premium, plus accrued and unpaid interest. In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

Gold notes

As part of the Aris Mining Transaction, the gold notes that were issued by Aris Gold (the “Aris Gold Notes”) are consolidated into Aris Mining. The total number of Aris Gold Notes outstanding held by third parties at the Acquisition Date is 67,852,344. The Company recorded a liability of $67.9 million for the initial fair value of the Aris Gold Notes using valuation pricing models at the Acquisition Date. Significant Level 2 inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices.

Page | 17

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Convertible debentures

As at September 30, 2022, a total of C$18.0 million in aggregate principal amount ($13.1 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) were issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest of 8.00% per annum, payable monthly in cash in arrears. At September 30, 2022, the fair value of $13.1 million related to the Convertible Debentures was determined using the binomial pricing model and Level 2 fair value inputs.

WPMI stream on Marmato Mine

As part of the Aris Mining Transaction, the Company acquired the deferred revenue associated with Aris Gold’s precious metals purchase agreement (the “PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million has been received, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.

Pursuant to the terms of the Marmato Mine PMPA, WPM will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and will make payments upon delivery equal to 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato Mine PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Holdings.

The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the Marmato Mine PMPA.

WPMI stream on Toroparu Project

The Company is party to a PMPA with WPMI with respect to the Toroparu Project. Under the terms of the Toroparu Project PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totalling $153.5 million.

As of September 30, 2022, the Company has received an initial deposit of $15.5 million, as per the terms of the Toroparu Project PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied. If the feasibility study has not been delivered by December 31, 2022, or WPMI elects not to proceed after receiving the feasibility study, WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a change of control of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

Page | 18

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once the Toroparu Project is in operation as follows:

◾	Gold: the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
◾

Silver: the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

Non-IFRS Measures

Aris Mining has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs per oz sold are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per oz sold are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

Aris Mining changed the method of calculating cash costs in the third quarter of 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) and the arbitration proceedings with the International Centre for Settlement of Investment Disputes in respect of its claim against the Republic of Colombia are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their controllable costs – these costs are included in AISC below. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021	2021	2021
($000s except per ounce amounts)	Segovia[1]	Segovia	Segovia[1]	Segovia	Marmato[2]	Total
Total gold sold (ounces)	53,411	50,171	160,940	155,646	2,680	158,326
Cost of sales[3]	43,777	44,577	140,921	133,811	4,370	138,181
Less: royalties[3]	(3,043)	(2,977)	(9,551)	(9,210)	(400)	(9,610)
Less: silver revenue[3]	(1,040)	(1,207)	(3,799)	(4,185)	(96)	(4,281)
Total cash costs	39,694	40,393	127,571	120,416	3,874	124,290
Total cash costs ($ per oz gold sold)	743	805	793	774	1,446	785
1.

Following the close of the Aris Mining Transaction on September 26, 2022, consolidated revenue for Q3 and YTD 2022 as presented for Aris Mining includes revenue from the assets acquired of $nil million. Consolidated net income for Q3 and YTD 2022 includes net loss from Aris Gold assets of $0.1 million. Accordingly operating information for the Marmato Mine is not included in the analysis given the negligible activity between the close of the transaction and September 30, 2022.

2.

The Marmato Mine data in the first quarter of 2021 represents operating results prior to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Transaction on September 26, 2022.

3.	As presented in the Condensed Consolidated Interim Financial Statements and notes for the respective periods.

Page | 19

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Aris Mining changed the method of calculating AISC in Q3 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine-level lease payments. Management considers that these costs are not controllable by the operations teams.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021	2021	2021
($000s except per ounce amounts)	Segovia[1]	Segovia	Segovia[1]	Segovia	Marmato[2]	Total
Total gold sold (ounces)	53,411	50,171	160,940	155,646	2,680	158,326
Total cash costs	39,694	40,393	127,571	120,416	3,874	124,290
Add: royalties[3]	3,043	2,977	9,551	9,210	400	9,610
Add: social programs[3]	3,175	3,317	9,138	8,044	29	8,073
Add: sustaining capital expenditures	15,240	10,979	34,938	30,868	689	31,557
Add: lease payments	559	585	1,595	1,757	28	1,785
Total AISC	39,694	40,393	127,571	120,416	3,874	124,290
Total AISC ($ per oz gold sold)	743	805	793	774	1,446	785
1.

Following the close of the Aris Mining Transaction on September 26, 2022, consolidated revenue for Q3 and YTD 2022 as presented for Aris Mining includes revenue from the assets acquired of $nil million. Consolidated net income for Q3 and YTD 2022 includes net loss from Aris Gold assets of $0.1 million. Accordingly operating information for the Marmato Mine is not included in the analysis given the negligible activity between the close of the transaction and September 30, 2022.

2.

The Marmato Mine data in the first quarter of 2021 represents operating results prior to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Transaction on September 26, 2022.

3.	As presented in the Condensed Consolidated Interim Financial Statements and notes for the respective periods.

Additions to mineral interests, plant and equipment

The below table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in Note 8 of the Interim Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
($’000)	2022	2021	2022	2021
Sustaining capital
Segovia Operations	15,240	10,979	34,938	30,868
Marmato Upper Mine[1]	-	-	-	689
Total	15,240	10,979	34,938	31,557
Non-sustaining capital
Segovia Operations	1,720	3,986	6,102	9,461
Marmato Lower Mine[1]	-	-	-	1,186
Toroparu Project	20,047	2,203	54,797	2,353
Total	21,767	6,189	60,899	13,000
Additions to mining interest, plant and equipment	37,007	17,168	95,837	44,557
1.

The Marmato Mine data in the first quarter of 2021 represents operating results prior to February 4, 2021, the initial date of loss of control of former Aris Gold. Thereafter, the Company continued with equity accounting for its investment in former Aris Gold, until the closing of the Aris Transaction on September 26, 2022.

Page | 20

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains and losses on deferred and current income taxes, and other non-recurring items, such as transaction and restructuring costs and one-time fair value adjustments from acquisitions and dispositions. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS.

	Three months ended September 30,		Nine months ended September 30,
($000s except shares amount)	2022	2021	2022	2021
Basic weighted average shares outstanding	100,997,670	98,485,773	98,761,384	77,557,372
Earnings/(loss) before tax [1]	(34,673)	37,315	44,217	213,663
Add back:
Acquisition and restructuring costs [1]	21,648	-	21,648	9,817
Gain on Loss of Control Aris Gold [1]	-	-	-	(56,886)
Gain on sale of shares in Titiribi [1]	-	-	-	(8,913)
Share-based compensation [1]	1,633	777	1,693	698
Revaluation of Aris Gold to acquisition price [1]	28,217	-	28,217	-
Gain (loss) on financial instruments [1]	4,668	(7,743)	(13,246)	(52,067)
Foreign exchange (gain) loss [1]	(1,514)	(1,560)	(1,953)	(2,210)
Adjusted net (loss) / earnings	19,979	28,789	80,576	104,102
Per share – basic ($/share)	0.20	0.29	0.82	1.34
1.	As presented in the Condensed Consolidated Interim Financial Statements for the respective period.

Page | 21

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.

EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains and losses on deferred and current income taxes, and other non-recurring items, such as transaction and restructuring costs and one-time fair value adjustments from acquisitions and dispositions (“Adjusted EBITDA”).

	Three months ended September 30,		Nine months ended September 30,
($000s except shares amount)	2022	2021	2022	2021
Earnings/(loss) before tax[1]	(34,673)	37,315	44,217	213,663
Add back:
Depreciation and depletion[1]	7,131	7,761	24,332	23,375
Finance income[1]	(1,804)	(373)	(3,883)	(980)
Interest and accretion[1]	6,515	5,796	19,453	12,174
EBITDA	(22,831)	50,499	84,119	248,232
Add back:
Acquisition & restructuring costs[1]	21,648	-	21,648	9,817
Gain on Loss of Control Aris[1]	-	-	-	(56,886)
Gain on sale of Shares Titiribi[1]	-	-	-	(8,913)
Share-based compensation[1]	1,633	777	1,693	698
Revaluation of Aris Gold to acquisition price[1]	28,217	-	28,217	-
Gain (loss) on financial instruments[1]	4,668	(7,743)	(13,246)	(52,067)
Foreign exchange (gain) loss[1]	(1,514)	(1,560)	(1,953)	(2,210)
Adjusted EBITDA	31,821	41,973	120,478	138,671
1.	As presented in the Condensed Consolidated Interim Financial Statements and notes for the respective periods.

Critical Accounting Estimates and Accounting Policies

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The critical estimates applied in the preparation of the Company’s financial statements are consistent with those applied and disclosed in Management’s Discussion and Analysis presented for the year ended December 31, 2021, except for the following:

Fair values of financial liabilities

The Gold Notes are recorded at fair value through profit and loss (“FVTPL”). Fair values of Gold Notes have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations.

Page | 22

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Deferred Revenue

Judgment was required in determining the accounting for the Company’s PMPA with WPMI which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, Aris Holdings is required to satisfy the performance obligations through its mine production, and revenue will be recognized over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces. In accordance with the terms of the PMPA and as a result of the Transaction, the Company has guaranteed the obligations of Aris Holdings under the PMPA.

The advance received from WPMI has been recognized on the statement of financial position as deferred revenue. The deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above change. Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value
curves	per ounce to be recognized from deferred revenue for each delivery to WPMI.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Marmato mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.

IFRS 3 – Business Combination

Judgement was required in determining the acquirer in the acquisition of Aris Gold Corporation. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold Corporation and the Company has accounted for the transaction as a business combination.

In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Page | 23

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Financial Instruments and Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a) Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature. The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $219.6 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the convertible debenture and gold-linked notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the Consolidated Statements of financial position at fair value are categorized as follows:

	September 30, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Gold-linked notes	$-	$71,137	$-	$-
Warrant liabilities	11,949	644	25,440	6,755
DSU and PSU liabilities	364	557	2,979	1,200
Investments and other assets	1,134	-	21,258	1,888
Embedded derivative	-	-	-	996
Convertible Debentures	-	13,083	-	19,466
Total	$13,447	$85,421	$49,677	$30,305

At September 30, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2 during the period, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b) Credit risk

	September 30,	December 31,
	2022	2021
Trade	$1,302	$80
VAT receivable – current	22,467	27,230
VAT receivable – non-current	1,441	-
Other, net of allowance for doubtful accounts	3,076	2,256
Total	$28,286	$29,566

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT

Page | 24

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021 recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at September 30, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months, and the outstanding amount of non-current VAT when the Lower Mine reaches commercial production.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c) Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss) .

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars and Colombian pesos (in US dollar equivalents) as of September 30, 2022 and December 31, 2021, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	September 30,	Impact of a 10%	December 31,	Impact of a 10%
	2022	Change	2021	Change
Canadian Dollars (C$)	(27,724)	(2,772)	(43,338)	(4,334)
Colombian Peso (COP)	11,792	1,179	23,916	2,392
Guyanese Dollar (GYD)	(3,103)	(310)	(365)	(37)

d) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

In the first quarter of 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the nine months ended September 30, 2022, call options on 15,000 ounces of gold were exercised by the option holder and put options on 10,000 ounces of gold were exercised by the Company. The Company recorded a net gain on commodity hedging contracts of approximately $0.3 million.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account. Gold being accumulated in the Gold

Page | 25

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

●	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
●

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at September 30, 2022, the Company had no outstanding commodity hedging contracts in place as management believe the second condition outlined above applies as of the date of these statements.

Off-balance Sheet Arrangements

Aris Mining has no off-balance sheet arrangements.

Transactions Between Related Parties

Aris Mining had no ongoing contractual commitments and transactions with related parties during the three and nine months ended September 30, 2022 other than the Aris Mining Transaction as described under the heading “Acquisition of Aris Gold Corporation”.

Recent Accounting Pronouncements

As disclosed and described in more detail in the Annual Financial Statements, the Company adopted new amendments to IAS 16 – Property, Plant and Equipment; IFRS 3 – Business Combinations; IFRS 9 – Financial Instruments and IAS 37 – Provisions, contingent liabilities and contingent assets on January 1, 2022 with no impact to the Company.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2021 dated as of March 31, 2022 and in Aris Holding’s (formerly Aris Gold) AIF for the year ended December 31, 2021 dated as of March 31, 2022 which are available on www.aris-mining.com and under the Company’s profile on SEDAR at www.sedar.com.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Page | 26

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company’s disclosure controls and procedures, that as of September 30, 2022, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in internal controls

During the three months ended September 30, 2022, there were no changes in the Company’s internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Page | 27

Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Pro forma Consolidated Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	204	12.00	-	79	-
Probable	Segovia	2,087	9.93	-	666	-
Total P&P					4,913	11,614

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,650 per ounce at Segovia. The mineral reserve effective dates are June 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2021 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National

Instrument 43-101.

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.5	14.01		208
Indicated	Segovia	4.1	10.65		1,412
Measured	Toroparu	110.9	1.26		4,479
Indicated	Toroparu	74.1	1.66		3,958
Indicated	Juby	21.3	1.13		733
Total M&I					18,478	25,335
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.91		1,704
Inferred	Toroparu	13.8	2.74		1,213
Inferred	Juby	47.1	0.98		1,488
Total Inferred					7,906	8,233

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,800 per ounce at Segovia, US$1,630 at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2022 for Marmato, May 29, 2019 for Soto Norte, December 31, 2021 for Segovia, November 1, 2021 for Toroparu, and July 14, 2020 for Juby. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (“(NI 43-101”), and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in National Instrument 43 101 – Standards of Disclosure for Mineral Projects compliant technical reports entitled:

1.

“Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” dated September 18, 2020 with an effective date of March 17, 2020 (the “Marmato Technical Report”). The Marmato Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM, and Tommaso Roberto Raponi, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

2.

“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

3.

“NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

4.

“Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Gold Project, Upper Puruni River Region of Western Guyana” dated February 4, 2022 with an effective date of December 1, 2021 (the “Toroparu Technical Report”). The Toroparu Technical Report was prepared by Glen Kuntz, P. Geo., Brian Wissent, P.Eng, Daniel Yang, P.Eng, Ben Peacock, P.Eng, Kurt Boyko, P.Eng, Fernando Rodrigues, MMSAQP, and David Willms, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

5.

“Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario” dated October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s growth strategy and properties, the advancement and benefits of and ownership interest in the Soto Norte project and the timing thereof, improvements to the operations at the Segovia Operations and at the Marmato Upper Mine, the advancement of the Toroparu Project, statements made under the headings “Business Overview”, “Q3 2022 Highlights and operating results” and “Outlook” and the Company’s anticipated business plans or strategies, financing sources, the WPMI Stream, expected future cash flows, estimates of future gold production, gold prices, projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the success of business integration, the ability of the Company’s management team to successfully integrate with the current operations, the Company’s ability to generate sufficient cash flow from operations and capital markets to meet its future obligations, no significant disruption affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise, the viability, economically and otherwise, of developing the Toroparu Project, risks related to international operations, risks related to general economic conditions, actual results of current exploration activities, availability of quality assets that will add scale, diversification and complement the Company’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates or interest rates and stock market volatility, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada, Colombia or Guyana, accidents in operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses and permits, or delays in the commitment and completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF for the year ended December 31, 2021 and dated March 31, 2022 and in Aris Holding’s (formerly Aris Gold) AIF for the year ended December 31, 2021 dated as of March 3, 2022 which are available on the Company’s website at www.aris-mining.com and on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by

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Management’s Discussion and Analysis Three and nine months ended September 30, 2022 and 2021

Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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